August 26, 2005

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:      SEC letter to Inforte Corp. dated August 11, 2005
         Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 31, 2005
         Form 8-K Filed April 22, 2005
         Form 8-K Filed July 28, 2005
         File No. 000-29239

Dear Mr. Skinner:

Thank you for your letter of August 11, 2005. On behalf of Inforte Corp. ("Inforte"), we submit the following responses to the comments set forth in your letter:

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Item 6. Selected Financial Data, page 13
----------------------------------------

1. WE NOTE THAT YOU EXCLUDE REVENUE AND COSTS RELATED TO EXPENSE REIMBURSE-MENTS IN YOUR SELECTED FINANCIAL DATA AND MD&A DISCLOSURES. PLEASE EXPLAIN TO US HOW THIS PRESENTATION COMPLIES WITH INSTRUCTION 2 OF ITEM 301 AND
     ITEM 303(A)(3) OF REGULATION S-K. WE NOTE THAT PARAGRAPHS 7 AND 8 OF
     EITF 01-14 CLEARLY INDICATE THAT REIMBURSEMENTS SHOULD BE CONSIDERED REVENUE AND IT IS UNCLEAR TO US WHY YOU EXCLUDE REVENUES THAT ARE REALIZED FROM YOUR ARRANGEMENTS BASED ON THE FACT THAT YOU PRICE YOUR CONTRACTS USING EXPENSE REIMBURSEMENT PROVISIONS.

     Instruction 1 to Item 301 of Regulation S-K establishes that the purpose of the Selected Financial Data shall be "to supply in a convenient and readable format selected financial data which highlights certain significant trends in the registrant's financial condition and results of operations." As such it also provides the basis for the percentage calculations and trends discussions we use in Management's Discussion and Analysis of Financial Condition and Results of Operation (MD&A). We believe that the method of presentation and percentage calculations should be consistent in both sections, as the discussions in the MD&A are based on calculations presented in the same format as Item 6 Selected Financial Data.

     We exclude reimbursements from revenue in the presentation of selected financial data and in the MD&A section because we believe net revenue, i.e., gross revenue excluding reimbursements, is a more meaningful representation of our economic activity than gross revenue, since the former excludes zero-margin pass-through expenses that in our opinion are not pertinent to business fundamentals, financial statement analysis, or the investment decision and, in fact, may mask trends in underlying performance. In the last sentence of our Critical Accounting Policies section that discusses revenue recognition we make reference to this.

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     Accordingly, we believe that all ratios and calculations of expenses or profits are more meaningful and accurate in showing significant trends, if presented as a percentage of net revenue, not gross revenue. In our previous disclosures and filings we have followed that practice and we have received no negative responses from investors or analysts. In fact, we have reason to believe that analysts and investors tend to focus on revenue before reimbursements and not gross revenue. For example, on our regular earnings release conference calls we get questions or comments from analysts on net revenue and not gross revenue. Investors' preferences could also be indicated by the fact that peer consulting firms tend to discuss ratios and percentages using revenue before reimbursements as the denominator.

     Also, please note that our Consolidated Statement of Operations and the footnote presenting quarterly results from operations does conform to the requirements of EITF 01-14 and presents both reimbursements and gross revenue. We believe that we have presented the results of operations in an appropriate fashion to highlight significant trends and discuss those trends in a way that is in line with the investors' needs and expectations and that provides the most meaningful disclosure of our business operations.


2. WE NOTE THAT YOUR NARRATIVE DISCLOSURE FOR 2004 PRESENT MANAGEMENT AND ADMINISTRATIVE EXPENSES, OPERATING INCOME AND NET INCOME EXCLUDING THE "NON-RECURRING" CHARGE RELATED TO CONTRACTUAL COMMITMENTS FOR OFFICE SPACE BEING VACATED. PLEASE EXPLAIN TO US HOW YOU HAVE COMPLIED WITH ITEM 10(E)(1)(II)(B) OF REGULATION S-K. IN THIS REGARD, WE NOTE THAT YOUR DISCLOSURES ON PAGE 23 INDICATE THAT RESTRUCTURING ACTIVITIES OCCURRED IN 2002.

     Item 10 (e)(1)(ii)(B) of Regulation S-K requires that registrants do not "adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years." We believe that we have not presented our results of operation in a fashion that excludes the charge related to the write-off of office space. That charge is included in total management and administrative expenses in all financial statements presented in the Form 10-K. It is also included in the tabular presentation of the calculation of expense as a percentage of net revenues on pages 15 and 17. The notes offer additional information to the reader, pointing to the magnitude of the effect of the item in question. We think that omitting the notes on pages 14 and 15 and the reference to the charge in the MD&A on page 18 would have resulted in less than full disclosure.

     In the section of the MD&A that discusses management and administrative expenses we do mention the fact that a considerable portion of the increase in this type of expense in 2004 was due to "a one time charge of $2.1 million related to a write-off of office space." After we explain details about the restructuring plan, we go on to say that "...excluding this one time charge, total management and administrative expenses increased 27%." By referring to this restructuring charge in the first sentence as "a one time charge" we have meant to describe it as an item that is not indicative of Inforte's core operating results because it is uncharacteristic for our business model and charter of operations. Unlike executive compensation costs, which is another reason we describe as a significant factor in explaining the increase in 2004 management and administrative expenses, the costs associated with the office space write-off are not considered by the management to be a normal, recurring item in the results of operations and

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

     because of this we believe it was improved disclosure to mention the management and administrative percentage of revenue excluding the charge.

     As we have mentioned above, the discussion in the MD&A section is primarily based on the data presented in the Selected Financial Data section. We have therefore presented the results of operations for the year 2004 including a note describing the "non-cash, non-recurring charge" related to the plan to consolidate office space. In this footnote, as well as in the note on page 15, we have described the plan in detail, explicitly pointing the reader to the fact that "...these non-GAAP results are provided in order to enhance the user's overall understanding of the company's current and future financial performance by excluding certain items that management believes are not indicative of its core operating results and by providing results that provide a more consistent basis for comparison between quarters."

     As you noted we have also provided disclosure on page 23 of restructuring activities that occurred back in 2002, we believe that this further helps our investors to understand the nature and frequency of any restructuring activities and to make an informed decision on their characterization as "one time" or "non-recurring" activities. In future filings we will use alternative language in the MD&A discussion to disclose the impact of these unusual items without actually excluding them from the total line item amount.


Liquidity and Capital Resources, page 20
----------------------------------------

3. WE NOTE THAT YOU DISCLOSE "CASH AND MARKETABLE SECURITIES PER BASIC COMMON SHARE" WITHIN YOUR LIQUIDITY DISCUSSION. IT IS UNCLEAR TO US HOW THIS INFORMATION IS RELEVANT OR USEFUL TO YOUR INVESTORS. PLEASE EXPLAIN TO US HOW A COMMON SHAREHOLDER CAN INTERPRET THIS MEASURE WITHOUT ADJUSTMENT OR ADDITIONAL ANALYSIS AND PROVIDE US WITH YOUR BASIS FOR PROVIDING THESE DISCLOSURES. REFER TO SECTION 202.04 OF THE CODIFICATION OF FINANCIAL REPORTING POLICIES (ASRS AND FRRS) FOR FURTHER GUIDANCE.

     ASR 142 states that per share data other than net income, net assets and dividends should be avoided. The practice over the years has been for companies to present certain non-GAAP measures on a per share basis. These amounts have been used with or without adjustment by analysts and investors and in the financial press. Also companies are not the only source of these types of non-GAAP measures. In fact, one reason why companies continue providing non-GAAP per share amounts is to provide company data comparable to analysts and other publicly available data. For example, Yahoo! Finance uses "cash per share" as one of the non-GAAP metrics used commonly by investors.

     We believe that our presentation of the non-GAAP measure of "cash and marketable securities per basic share" is not misleading to investors as we explain exactly how it is derived. Note that we have not used these financial metrics to justify or demonstrate certain trends in our financial results or financial condition. This measure is disclosed to convey information that is widely used by analysts and investors to compare and analyze data reported by public companies. Furthermore this non-GAAP measure is not presented near or as a substitute to earnings, dividends or net assets per share. Please advise us if you still consider disclosure of such information inappropriate and we will revise our future filings accordingly.


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4.   YOUR DISCUSSION OF OPERATING CASH FLOWS DOES NOT APPEAR TO ADEQUATELY
     ADDRESS THE CHANGES IN YOUR OPERATING ASSETS AND LIABILITIES. IN 2004, IT APPEARS THAT CHANGES IN THESE ITEMS SIGNIFICANTLY AFFECTED YOUR OPERATING CASH FLOWS. PLEASE EXPLAIN TO US WHY YOU DO NOT PROVIDE EXPLANATIONS FOR THE UNDERLYING REASONS FOR CHANGES IN THESE ITEMS TO ALLOW READERS TO ASSESS THE QUALITY OF YOUR CASH FLOWS. REFER TO ITEM 303(A) OF REGULATION S-K AND SECTION IV OF SEC RELEASE 33-8350 FOR FURTHER GUIDANCE.

     Section IV of SEC Release 33-8350 states that "...companies should address material changes in the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale), rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows." Further, it requires that companies address facts and patterns that are not readily apparent from the presentation of the statement of cash flows. An example is also given in the same section: "If the increase in working capital was driven principally by an increase in accounts receivable that is attributable not to an increase in sales, but rather to a revised credit policy resulting in an extended payment period for customers, these facts would need to be addressed in MD&A to the extent material, along with the resulting decrease in cash provided by operations, if not otherwise apparent."

     In our discussion of liquidity and capital resources on page 20 of the Form 10-K, we noted that fact that cash flow from operations for the year 2004 was negative $3.8 million. We do not discuss in detail the changes in our operating assets and liabilities because there were no changes in our credit, collection, or disbursements policies or any other policies. It is our belief and understanding that changes in the current assets and liabilities presented on the cash flow from operations are primarily the result of normal changes in business activity and as such are apparent from the presentation on the face of the financial statements.
      A possible discussion of the cash flows used in operations and a note to that effect would have involved a list of the same changes in working capital that are already apparent from the presentation of the derivation of cash flow from operations.

     Further, paragraph 4 of the Instructions to paragraph 303(a) of Regulation S-K, provides:

     "Registrants need not recite the amounts of changes from period to period which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the financial statements. The information provided shall include that which is available to the registrant without undue effort or expense and which does not clearly appear in the registrant's condensed interim financial statements."

     In our discussion of cash flow from operations we intentionally do not present a list of the changes in working capital as we see no benefit to reciting numerical data already presented on the face of the statement of cash flows. As there were no alterations in our credit policies, collection efforts, policies regarding payments of payables or taxes or any other policies and there were no material unusual events or changes to underlying characteristics of business operations we believe there was no need for further disclosure.

     Also despite the fact that Inforte used a significant amount of cash in operations during 2004, it is clear from our balance sheet and other disclosures we made that we have more than adequate cash on hand to make it


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     unnecessary for us to make any comment as to our ability to meet cash requirements and maintain ongoing operations.


Consolidated Financial Statements
---------------------------------

Consolidated Statements of Operations, page 28
----------------------------------------------


5. PLEASE EXPLAIN TO US HOW YOU HAVE COMPLIED WITH RULE 5-03(2)(D) THAT REQUIRES YOU TO SEPARATELY PRESENT "COST OF SERVICES." IN ADDITION, EXPLAIN TO US HOW YOU HAVE COMPLIED WITH ITEM 302(A)(1) THAT REQUIRES YOU TO PRESENT "GROSS PROFIT" WITHIN YOUR SELECTED QUARTERLY FINANCIAL DATA.

     Our presentation of operating expenses on the Consolidated Statement of Operations starts with a line called "Project personnel and related expenses." As our revenues consist of one type of revenue, revenue generated from consulting services, the line entitled "Project personnel and related expenses" is the "cost of services" line mentioned in Rule 210.5-03(2)(d) of Regulations S-X. While not specifically titled "cost of services," we believe since we only have one type of revenue, that it is clear to investors that our titled expense line item is our cost of revenue. Peer consulting companies which also have one type of revenue use the same or closely similar description to present "cost of services" on their statements of operations.

     Our presentation of quarterly results of operations on page 42 of the Form 10-K follows the same format as the format we use in presenting our Consolidated Statement of Operations. As we follow the guidance of EITF 01-14 in the presentation of both quarterly and annual results of operations we have added several extra lines to the presentation, which are explicitly required by the accounting literature: reimbursements as part of gross revenue, gross revenue and reimbursed expenses as part of operating expenses. As mentioned in Section 1 we prefer to use revenue excluding reimbursements as these reimbursements are zero-margin pass-through expenses. We follow the accounting guidance and show the lines separately so that the reader can adjust or modify the data to exclude or include these from relevant calculations. Unlike "gross profit", as defined in Item 302 (a)(1), reimbursements cannot be readily and easily calculated by the reader of the financial statements. If the two lines called "Reimbursements" and "Reimbursed expenses" are combined with the lines "Revenue before reimbursements (net revenue)" and "Project personnel and related expenses", respectively, investors will not be able to exclude these from percentage calculations using "Revenue before reimbursements (net revenue)" as the denominator. Therefore we have included these three extra lines in our presentation.

     The calculation of "gross profit" would require that we include additional extra lines in the presentation of our quarterly data, making the presentation of quarterly financial results noticeably extensive, with no apparent benefit to the reader. We believe that given the simplicity of the calculation of gross profit, including this in the presentation of the quarterly results of operations will make our presentation more confusing than helpful to the reader. Please let us know if you object to the presentation given the explanation provided here and we will seek alternative methods of presentation in our future filings.


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

Note 2. Significant Accounting Policies
---------------------------------------

Revenue Recognition, page 32
----------------------------


6. PLEASE EXPLAIN HOW YOU RECOGNIZE REVENUES RELATED TO YOUR REIMBURSABLE EXPENSES. IN ADDITION, EXPLAIN WHY YOUR CURRENT REVENUE RECOGNITION POLICY DOES NOT SPECIFICALLY ADDRESS THESE REVENUES.

     We recognize revenues related to reimbursable expenses as the reimbursable expenses are billed. We only recognize reimbursable expenses when all of the following three criteria are met: persuasive evidence exists that we have an agreement that includes the reimbursement of such expenses, the reimbursable expenses have been incurred, and collectibility is reasonably assured.

     We feel our current revenue recognition policy does specifically address these revenues where in "Note 2. Significant Accounting Policies" we specifically state:

     "In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force issued Topic 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" stating these costs should be characterized as revenue in the income statement if billed to customers. For each quarter beginning with the March 31, 2002 quarter, we included reimbursable expenses in revenue and expense and we have reclassified prior periods in the comparative consolidated financial statements as required by the Financial Accounting Standards Board. This reclassification had no effect on current or previously reported net income
     (loss) per share. For presentation purposes, we show two components of total revenue: 1) revenue before reimbursements, which we call net revenue, consisting of revenue for performing consulting services; and 2) reimbursements, consisting of reimbursements we receive from clients for out-of-pocket expenses incurred."

     In addition, in the Critical Accounting Policies (p.22) we explain why we place less emphasis on addressing and discussing revenues related to reimbursable expenses when we state:

     "We believe net revenue is a more meaningful representation of our economic activity than total revenue since it excludes pass-through, zero-margin expense reimbursements."

     If on a going forward basis you would like us to explain in more detail our revenue recognition policy relating to revenues associated with expenses reimbursements, we can include something similar to the first paragraph of this response in the Significant Accounting Policies section of our Form 10-K.


Form 8-K Filed April 22, 2005
-----------------------------


7. WE NOTE THAT YOU REFER TO YOUR NON-GAAP EARNINGS MEASURES AS "PRO FORMA." PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE INFORMATION IN FOOTNOTE 12 TO SEC RELEASE 33-8176 REGARDING THE DIFFERENCE BETWEEN "PRO FORMA" AND "NON-GAAP" FINANCIAL INFORMATION.


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

     We recognize that in the text of the press release that is found in the Form 8-K, we use the term "pro forma" and that this may not be entirely consistent with the guidance provided in Footnote 12. That being said, in the accompanying financial tables that are provided we are consistent in our use of the terms "Non-GAAP" and "Non-GAAP Supplemental Information." On a going forward basis, to the extent the information is provided, we will be sure to use the term "Non-GAAP" in the text of any of our press releases and associated filings.

8. WE WERE UNABLE TO LOCATE ANY DISCLOSURE, WITH EQUAL OR GREATER PROMINENCE, OF THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES CALCULATED AND PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RELATING TO YOUR "PRO FORMA DILUTED EARNINGS PER SHARE" OR "PRO FORMA NET INCOME." PLEASE EXPLAIN TO US HOW YOU COMPLIED WITH ITEM 10(E)(1)(I)(A) OF REGULATION S-K.

     Item 10(e)(1)(i)(A) of Regulation S-K requires a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

     We feel that we achieve this disclosure through the presentation of accompanying financial tables that appear in Form 8-K that reconcile the GAAP diluted earnings per share and net income with the pro forma diluted earnings per share and net income. In these tables the GAAP Statement of Operations is listed first and the Non-GAAP Supplemental Statement of Operations follows this information and provides details regarding how the Non-GAAP diluted earnings per share and net income were calculated. In addition, in the text of the Form 8-K that precedes the financial tables, when we state our Non-GAAP diluted earnings per share, we disclosed to the reader the following:

     "Pro forma information excludes the costs of the capital restructuring during the first quarter, which included an exchange of outstanding options for cash and restricted stock and the granting of additional common stock. This information is provided to enhance the understanding of the Company's financial performance and is reconciled to the Company's GAAP information in the accompanying tables."

     This disclosure notifies the reader that a presentation comparing the GAAP financial performance to the pro forma financial performance can be found in the accompanying financial tables. We believe this meets the criteria of "equal or greater prominence." In the future, to the extent we provide Non-GAAP supplemental financial measures in the text of the Form 8-K, we will provide text that states the directly comparable GAAP financial measure (in addition to providing the accompanying tables at the end of the Form).

9. PLEASE EXPLAIN TO US HOW YOU COMPLIED WITH ITEM 10(E)(1)(I)(B) OF REGULATION S-K IN PRESENTING NON-GAAP "EXPENSES AS A PERCENTAGE OF NET REVENUE," "MARGINS" AND "YEAR-OVER-YEAR CHANGE" IN YOUR NON-GAAP SUPPLEMENTAL INFORMATION.

     Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.


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     We feel that this reconciliation is achieved through the accompanying financial tables that appear in the Form 8-K and the footnote that appears with those tables. The financial tables reconcile the GAAP Statement of Operations to the Non-GAAP Supplemental Information. The footnote that appears below the Non-GAAP Supplemental Information provides the reader with more details regarding the expenses that were excluded in order to arrive at the Non-GAAP net income and diluted earnings per share results. The percentages for "expenses as a percentage of net revenue," "margins" and "year-over-year change" that appear in the Non-GAAP supplemental information are directly comparable to those percentages as expressed in the GAAP Statement of Operations above and the historical (prior year) GAAP Statement of Statement of Operations that also appears in the financial tables. By reviewing the "expenses as a percentage of net revenue," "margins" and "year-over-year change" percentages provided in the Non-GAAP Supplemental Information, the reader is able to determine how much the total charges that were excluded from the Non-GAAP earnings affected each line of the Statement of Operations. As stated in the footnote we provided, they can use this information to "enhance the user's overall understanding of the company's current and future financial performance," and as "a more consistent basis for comparison between quarters."

10. WE NOTE THAT YOU DISCLOSE "CASH AND MARKETABLE SECURITIES PER COMMON SHARE." PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE GUIDANCE IN QUESTION 11 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES.

     In the Form 8-K flied April 22, 2005 we disclosed "cash and marketable securities per share" in the section listing financial highlights. Our intention here was to highlight a metric already used by analysts and investors.

     As we mention in our response to your comment 3 above, "cash per share" is a widely available non-GAAP measure posted on free access websites such as Yahoo! Finance. It was not our intention to use this metric to convey particular meaning. We have neither commented on this non-GAAP measure, nor used it in a way to show a significant trend or change in our financial position or results of operation. The choice of using this particular non-GAAP measure is a choice made by the analyst or the general investor analyzing the financial data. As long as this financial metric is widely available and presented frequently on publicly accessible forums, we see no harm of mentioning it as a financial highlight of the period presented. Please let us know if you still consider the usage of this non-GAAP financial metrics improper so we can avoid it in our future filings or discussions with analysts.

     Form 8-K Filed July 28, 2005
     ----------------------------

11. WE NOTE THAT YOU PRESENT A MEASURE DESCRIBED AS "FREE CASH FLOW" IN YOUR EARNINGS RELEASE. PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE GUIDANCE IN QUESTION 13 OF FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES.

     The guidance in Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states: "'free cash flow' does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of its calculation, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also be careful to avoid inappropriate or potentially misleading inferences about its usefulness. All material limitations of the


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     measure should be disclosed. For example, 'free cash flow' should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure."

     Consideration of this guidance appears in our Form 10-K. In the Liquidity and Capital Resources section of our 2004 Form 10-K (p. 20), we define "free cash flow" as "cash flow from operations minus capital expenditures." Those that read the Form 8-K in the context of our Form 10-K filings should have adequate understanding of our measure of "free cash flow." We do not believe our Form 8-K filing used any inappropriate or potentially misleading inferences about the usefulness of the "free cash flow" measure provided. In the future, when we quote "free cash flow" in our Form 8-K filings we will provide the associated definition as well.

In responding to the SEC's comments, we acknowledge that:

o Inforte is responsible for the adequacy and the accuracy of the disclosure in each of the aforementioned filings;
o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to such filings; and
o Inforte may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the U.S. federal securities laws.

If you have any questions or wish to discuss any of our responses further, please do not hesitate to contact the undersigned at (312) 233-9292.



Regards,

/s/ Nick Heyes

Nick Heyes
Chief Financial Officer





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